US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA


07026085

Catlin Group Limited

Cumberland House, 6th Floor
1 Victoria Street
Hamilton HM 11
Bermuda

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Tel (441) 296-0060
Fax (441) 296-6016

www.catlin.com

14 August 2007

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Block Listing	08/08/2007

Yours faithfully,

Pramila Bharj
Enc.

CATLIN

Regulatory Announcements

REG-Catlin Group Limited Block Listing
Released: 08/08/2007
RNS Number:7270B
Catlin Group Limited
08 August 2007

Catlin Group Limited

8 August 2007

Catlin Group Limited ("the Company")

Application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 4,500,000 common shares of $0.01 each ("shares") to be admitted to the Official List.

It is expected that permission will be granted today and admission to trading will commence on 9 August 2007.

These shares are being reserved under a block listing and will be issued pursuant to the following scheme :

Scheme	Shares
Exercise of warrants to subscribe for common shares of $0.01 each	4,500,000

When issued these shares will rank pari passu with the existing common shares.

This information is provided by RNS
The company news service from the London Stock Exchange

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